UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )

                             Equivest Finance, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.05 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   29476H403
              ----------------------------------------------------
                                 (CUSIP Number)

                              Eric C. Cotton, Esq.
                                General Counsel
                             Equivest Finance, Inc.
                                2 Clinton Square
                            Syracuse, New York 13202
                                 (315) 422-9088
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 18, 1996
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 5 Pages)

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CUSIP No. 29476H403                   13D                      Page 2 of 5 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
          Richard C. Breeden, as Trustee

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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds
          OO, PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization
          United States
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                  7     Sole Voting Power
  Number of
   Shares               19,473,881
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        19,473,881
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person
          19,473,881
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

          89.1%
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14    Type of Reporting Person

          OO, IN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1.   Security and Issuer.

      This statement relates to the Common Stock, $0.05 par value per share (the "Shares"), of Equivest Finance, Inc. ("Equivest"). Equivest's address is 2 Clinton Square, Syracuse, New York, 13202.

Item 2.   Identity and Background

      The name and business address of the person filing this statement is Richard C. Breeden, 2 Clinton Square, Syracuse, New York, 13202. Mr. Breeden serves as trustee in bankruptcy (the "Trustee") for Bennett Management & Development Corporation ("BMDC"), Bennett FUnding Group, Inc. ("BFG") and certain other related debtors.

      Mr. Breeden neither has been convicted in a criminal proceeding, nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Mr. Breeden is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

      Mr. Breeden has acquired 19,470,881 Shares as Trustee for BMDC and BFG. On November 14, 1997, Mr. Breeden also acquired 3,000 Shares in his individual capacity with personal funds.

Item 4.   Purpose of Transaction.

      On March 29, 1996, BMDC and BFG filed voluntary petitions for reorganization (Case Nos. 96-61376 and 96-61379, respectively) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court"). On April 18, 1996, the U.S. Department of Justice appointed, and the Bankruptcy Court approved, Mr. Breeden as Trustee for BMDC and BFG, as well as for certain other related debtors. Mr. Breeden has acquired 19,470,881 Shares as Trustee.

      The Trustee intends to exercise his rights as majority shareholder of Equivest. Depending upon the results of Equivest and Bankruptcy Court proceedings, the Trustee may acquire additional Shares or dispose of some or all of the Shares then held by him. See also Item 6.

                                                               Page 4 of 5 Pages


Item 5.   Interest in Securities of the Issuer.

      Mr. Breeden is the beneficial owner of 19,473,881 Shares representing 89.1% of the outstanding Shares. Mr. Breeden has sole power to vote and to direct the disposition of the Shares he holds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On December 23, 1997, Mr. Breeden was granted 79,200 incentive stock options ("ISOs") and 120,800 non-qualified stock options ("NQSOs") of the Company under the Equivest Finance Inc. 1997 Long Term Incentive Plan. Both the ISOs and the NQSOs vest in four equal annual installments beginning on December 23, 1998, and each ISO and NQSO is exercisable at a price of $5.05 for one Share. Pursuant to an order issued by the Bankruptcy Court, Mr. Breeden holds the ISOs and the NQSOs for the benefit of the estates of BMDC and BFG.

Item 7.   Material to be Filed as Exhibits.

      Exhibit 1: Equivest Finance Inc. 1997 Long Term Incentive Plan

                                                               Page 5 of 5 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

DATED: March 12, 1998


                                        /s/ Richard C. Breeden
                                        ----------------------------------------
                                        Name: Richard C. Breeden, as Trustee

                                    EXHIBIT 1

                             EQUIVEST FINANCE, INC.
                          1997 LONG TERM INCENTIVE PLAN

1. Purpose of the Plan

      The purpose of the Plan is to attract, retain and motivate selected employees and directors who are in a position to have an impact on the results of the operations of the business of the Company or one or more if its Subsidiaries. The Company expects that it will benefit from the additional incentive which such employees and directors will have to increase the value of the Company's Shares as a result of the Plan.

2. Definitions

      The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

      (a) Act: The Securities Exchange Act of 1934, as amended, or any successor thereto.

      (b) Award: An Option, Stock Appreciation Right, or Other Stock-Based Award granted pursuant to the Plan.

      (c)   Board: The Board of Directors of the Company.

      (d) Code: The Internal Revenue Code of 1986, as amended, or any successor thereto.

      (e)   Committee: The Compensation Committee of the Board.

      (f)   Company: Equivest Finance, Inc.

      (g) Disability: Except as otherwise provided by the Committee, the inability to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which constitutes a permanent and total disability, as defined in Section 22(e)(3) of the Code (or any successor section thereto). The determination whether a Participant has suffered a Disability shall be made by the Committee based upon such evidence as it deems necessary and appropriate. A Participant shall not be considered disabled unless he or she furnishes such medical or other evidence of the existence of the Disability as the Committee, in its sole discretion, may require.

      (h)   Effective Date: September 1, 1997.

      (i) Fair Market Value: On a given date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if no Composite Tape exists for such national securities exchange on such date, then on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on a national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted), or, if there is no market on which the Shares are regularly quoted, the Fair Market Value shall be the value established by the Committee in good faith. If no sale of Shares shall have been reported on such Composite Tape or such national securities exchange on such date or quoted on the National Association of Securities Dealers Automated Quotation System on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.

      (j) ISO: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

      (k) LSAR: A limited stock appreciation right granted pursuant to Section 7(d) of the Plan.

      (l)   Option: A stock option granted pursuant to Section 6 of the Plan.

      (m) Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

      (n) Other Stock-Based Awards: Awards granted pursuant to Section 8 of the Plan.

      (o) Participant: An individual who is selected by the Committee to participate in the Plan pursuant to Section 5 of the Plan.

      (p) Performance-Based Awards: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

      (q)   Plan: The Equivest Finance, Inc. 1997 Stock Option Plan.

      (r) Shares: Shares of common stock, par value $0.05 per share, of the Company.

      (s) Stock Appreciation Right: A stock appreciation right granted pursuant to Section 7 of the Plan.

      (t) Subsidiary: A subsidiary corporation of the Corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

3. Shares Subject to the Plan

      The total number of Shares that may be issued under the Plan is 1,600,000 shares. The maximum number of Shares for which Awards may be granted during a calendar year to any one Participant shall be 400,000. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares which are subject to Awards which terminate or lapse may be granted again under the Plan.

4. Administration

      The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of at least two individuals who are each (a) "non-employee directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and (b) "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto). The Committee shall have the authority to select the Participants to be granted Awards under the Plan, the determine the size and terms of an Award and to determine the time when grants of Awards will be made. The Committee is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. Any decision of the Committee shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

5. Eligibility

      The Committee may, in its sole discretion, designate those person(s) who shall be Participant(s) in the Plan. Participants shall be selected from among the employees and directors of the Company and any of its Subsidiaries who are in a position to have an impact on the results of the operations of the Company or one or more of its Subsidiaries, provided that ISOs may only be granted to employees of the Company or its Subsidiaries.

6. Terms and Conditions of Options

      Options granted under the Plan shall be, as determined by the Committee, non-qualified, incentive or other stock options for federal income tax purposes, as evidenced by the related Option agreements. Options granted under the Plan shall be subject to the following terms and conditions:

      (a) Option Price. The Option Price per Share shall be determined by the Committee.

      (b) Exercisability of Options. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

      (c) Method of Exercise. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this
Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii) or (iii) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant (i) in cash, (ii) in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee, (iii) partly in cash and partly in such Shares, (iv) through the withholding of Shares (which would otherwise be delivered to the Participant) with an aggregate Fair Market Value on the exercise date equal to the aggregate Option Price or (v) through the delivery or irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Shares have been issued to the Participant. A Participant may, if and to the extent permitted by the Committee, elect to defer payment of an Award.

      (d) ISOs. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any Participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition.

      (e) Deferral. The Committee may develop procedures for a Participant to defer receipt of Shares otherwise subject to Options granted hereunder.

7. Terms and Conditions of Stock Appreciation Rights

      (a) Grants. The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

      (b) Terms. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times
(ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Company shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash, valued at such Fair Market Value, all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares subject to an exercisable Option with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

      (c) Limitations. The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

      (d) Limited Stock Appreciation Rights. The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events. Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

8. Other Stock-Based Awards

      (a) Generally. The Committee, in its sole discretion, may grant Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares (:Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof).

      (b) Performance-Based Awards. Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 8 may be granted in a manner which is deductible by the Company under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Award shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period. The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization ); (ii) net income; (iii) operating income; (iv) earnings per Shares; (v) book value per Share; (vi) return on stockholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvements of profit margins; (xii) stock price;
(xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow;
(xvii) working capital and (xviii) return on assets. The foregoing criteria may relate to the Company, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance goals may be calculated without regard to extraordinary items. The maximum amount of a Performance-Based Award to any Participant with respect to a fiscal year of the Company shall be 400,000 Shares. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; provided, however, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance-Based Award.

9. Tax Withholding

      The Committee shall have the right to require payment of any federal, state, local or foreign income or other taxes required to be withheld with respect to the exercise or payment of an Award. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Company from any Shares that would have otherwise been received by the Participant. The number of Shares so delivered or withheld shall have an aggregate Fair Market Value sufficient to satisfy the applicable withholding taxes.

10. Amendments or Termination

      The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which, (a) without the approval of the stockholders of the Company, would (except as is provided in Section 11 of the Plan), (i) increase the total number of Shares reserved for the purposes of the Plan, (ii) change the maximum number of Shares for which Awards may be granted to any Participant, (iii) materially increase the benefits accruing to Participants under the Plan or (iv) materially modify the eligibility requirements for participation in the Plan, or (b) without the consent of a Participant, would impair any of the rights or obligations under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable (United States or foreign) laws.

11. No Right to Employment

      The granting of an Award under the Plan shall impose no obligation on the Company or any Subsidiary to continue the employment of a Participant or to make any additional Awards to the Participant and shall not lessen or affect the Company's or Subsidiary's right to terminate the employment of such Participant.

12. Successors and Assigns

      The Plan shall be binding on all successors and assigns of the Company and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

13. Nontransferability of Awards

      Unless otherwise so provided by the Committee, an Award shall not be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect.

14. Adjustments Upon Certain Events

      Notwithstanding any provision in the Plan to the contrary, in the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of Shares or other corporate exchange, or any distribution to stockholders of Shares other than regular cash dividends, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Option Price and/or (iii) any other affected terms of such Awards.

15. Choice of Law

      The Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to the choice of law provisions thereof.

16. Term of the Plan

      The Plan shall be effective as of the Effective Date. No Award may be granted under the Plan after the tenth anniversary of the date the Plan is adopted by the Board, but Awards theretofore granted may extend beyond that date.